Mail Stop 4720

October 29, 2009

Buhmsoo Choi
Chief Financial Officer
Shinhan Financial Group
120, 2-Ga, Taepyung-Ro
Jung-Gu
Seoul 100-102, Korea

> **Re:** **Shinhan Financial Group**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2008**
> **Filed June 30, 2009**
> **File Number: 001-31798**

Dear Mr. Choi:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief